Exhibit 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. s.1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Solarbank Corporation (the “Company”) on Form 40-F for the period ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Richard Lu, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 30, 2024

By:	/s/ Richard Lu
Richard Lu
Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Solarbank Corporation and will be retained by Solarbank Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. s.1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Solarbank Corporation (the “Company”) on Form 40-F for the period ended June 30, 2024, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Sam Sun, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

September 30, 2024

By:	/s/ Sam Sun
Sam Sun
Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to Solarbank Corporation and will be retained by Solarbank Corporation and furnished to the Securities and Exchange Commission or its staff upon request.